UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(Amendment No. 8)*
Under the Securities Exchange Act of 1934

Griffon Corporation

(Name of Issuer)

Common Stock, par value $0.25 per share

(Title of Class of Securities)

398433102

(CUSIP Number)

David S. Thomas, Esq.
Goldman Sachs & Co. LLC
200 West Street
New York, New York 10282-2198
(212) 902-1000

With a copy to:

Robert C. Schwenkel, Esq.
David L. Shaw, Esq.
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, New York 10004
(212) 859-8000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 14, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 398433102	SCHEDULE 13D

1	NAMES OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
The Goldman Sachs Group, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
AF; OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
8,190

	8	SHARED VOTING POWER
5,847,764

	9	SOLE DISPOSITIVE POWER
8,190

	10	SHARED DISPOSITIVE POWER
5,847,764

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,855,954

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.8%

14	TYPE OF REPORTING PERSON
HC-CO

CUSIP No. 398433102	SCHEDULE 13D

1	NAMES OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Goldman Sachs & Co. LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
AF; WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
5,847,764

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
5,847,764

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,847,764

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.8%

14	TYPE OF REPORTING PERSON
BD-IA

CUSIP No. 398433102	SCHEDULE 13D

1	NAMES OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
GS Direct, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
5,583,375

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
5,583,375

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,583,375

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.2%

14	TYPE OF REPORTING PERSON
OO

This Amendment No. 8 (“Amendment No. 8”) supplements and amends certain information in the Schedule 13D filed on October 9, 2008, as amended by Amendment No. 1 filed on November 18, 2013, Amendment No. 2 filed on December 13, 2013, Amendment No. 3 filed on November 14, 2014, Amendment No. 4 filed on July 19, 2016, Amendment No. 5 filed on November 21, 2016, Amendment No. 6 filed on August 10, 2017 and Amendment No. 7 filed on May 18, 2018 (the “Amended 13D” and, together with this Amendment No. 8, the “Schedule 13D”), on behalf of The Goldman Sachs Group, Inc. (“GS Group”), Goldman Sachs & Co. LLC (“Goldman Sachs”) and GS Direct, L.L.C. (“GS Direct” and together with GS Group and Goldman Sachs, the “Reporting Persons”).1

Except as set forth below, all Items of this Schedule 13D remain unchanged. All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

ITEM 4. Purpose of Transaction.

Item 4 of the Amended 13D is hereby amended and supplemented by adding the following information:

On June 14, 2018, the Issuer and GS Direct entered into an underwriting agreement (the “Underwriting Agreement”) with Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC, as underwriters (the “Underwriters”), pursuant to which, among other things, GS Direct agreed to sell, and the Underwriters agreed to purchase, 4,855,109 shares of Common Stock at a price of $18.00 per share of Common Stock (the “Offering”), and pursuant to which GS Direct also provided the underwriters a 30-day option to purchase up to 728,266 additional shares of Common Stock from GS Direct (the “Over-Allotment Option”). The Offering is expected to close on June 19, 2018.  If the closing of the Offering occurs, and if the underwriters elect to exercise in full the Over-Allotment Option, GS Direct would no longer hold any shares of the Issuer.

As a result of the closing of the Offering, GS Direct will cease to own 10% or more of the voting power of the Issuer. As a result, among other things, GS Direct will no longer have the right to designate any members of the Issuer’s board pursuant to the Investment Agreement. Bradley J. Gross, GS Direct’s designee to the Issuer’s board, will resign from the Issuer’s board effective as of the closing of the Offering.

Other than as described herein and subject to the Underwriting Agreement, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, without independent verification, any of the persons listed in Schedules I, II-A, II-B, II-C and II-D hereto, currently has any plans or proposals that relate to, or would result in, any transaction, event or action enumerated in paragraphs (a) through (j) of Item 4 of the form of Schedule 13D promulgated by the Act, although subject to the applicable provisions of the Underwriting Agreement, the Reporting Persons or any of the persons listed on Schedules I, II-A, II-B, II-C and II-D hereto, may, at any time and from time to time, review or reconsider its position and/or change its purpose and/or formulate plans or proposals with respect thereto.

ITEM 5. Interests in Securities of the Issuer.

Item 5 of the Amended 13D is hereby amended and restated in its entirety as follows:

(a) All calculations of percentage ownership of the Common Stock set forth in this Schedule 13D are based upon a total of 45,624,500 shares of Common Stock outstanding as of June 8, 2018 as disclosed in the Issuer’s preliminary prospectus supplement filed with the Commission pursuant to Rule 424(b)(5) on June 11, 2018 (the “Prospectus”).

As of the close of business on June 14, 2018 GS Group may be deemed to have beneficially owned 5,855,954 shares of Common Stock in the aggregate, consisting of (i) 5,583,375 shares of Common Stock held directly by GS Direct as described below, (ii) 264,389 shares of Common Stock acquired by Goldman Sachs or another wholly-owned broker or dealer subsidiary of GS Group in ordinary course trading activities and (iii) 8,190 shares of Common Stock granted to Bradley J. Gross in his capacity as a director of the Issuer pursuant to the Issuer’s 2016 Equity Incentive Plan and which are unvested as of the date hereof, representing in the aggregate approximately 12.8% of the shares of Common Stock deemed to be outstanding (as calculated as described above based on the shares reported to be outstanding as of June 8, 2018 as disclosed in the Prospectus).

As of the close of business on June 14, 2018, Goldman Sachs may be deemed to have beneficially owned 5,847,764 shares of Common Stock in the aggregate, consisting of (i) 5,583,375 shares of Common Stock held directly by GS Direct as described below and (ii) 264,389 shares of Common Stock acquired by Goldman Sachs or another wholly-owned broker or dealer subsidiary of GS Group in ordinary course trading activities, representing in the aggregate approximately 12.8% of the shares of Common Stock deemed to be outstanding (as calculated as described above based on the shares reported to be outstanding as of June 8, 2018 as disclosed in the Prospectus).

As of the close of business on June 14, 2018, GS Direct may be deemed to have beneficially owned directly 5,583,375 shares of Common Stock, consisting of (i) 5,555,556 shares of Common Stock that were purchased by GS Direct pursuant to the Investment Agreement on the Closing Date as described in this Schedule 13D (net of the shares repurchased by the Issuer pursuant to the Repurchase Transaction), (ii) 6,877 shares of Common Stock previously held directly by GS Group which are being sold by GS Direct in the Offering and (iii) 20,942 shares of Common Stock granted to Bradley J. Gross in his capacity as a director of the Issuer pursuant to the Issuer’s 2016 Equity Incentive Plan, the Issuer’s 2011 Equity Incentive Plan and the Issuer’s Outside Director Stock Award Plan (as applicable), which shares vested prior to the date hereof and are being sold by GS Direct in the Offering, representing in the aggregate approximately 12.2% of the shares of Common Stock deemed to be outstanding (as calculated as described above based on the shares reported to be outstanding as of June 8, 2018 as disclosed in the Prospectus.

In accordance with Securities and Exchange Commission Release No. 34-395538 (January 12, 1998) (the “Release”), this filing reflects the securities beneficially owned by certain operating units (collectively, the “Goldman Sachs Reporting Units”) of GS Group and its subsidiaries and affiliates (collectively, “GSG”). This filing does not reflect securities, if any, beneficially owned by any operating units of GSG whose ownership of securities is disaggregated from that of the Goldman Sachs Reporting Units in accordance with the Release. The Goldman Sachs Reporting Units disclaim beneficial ownership of the securities beneficially owned by (i) any client accounts with respect to which the Goldman Sachs Reporting Units or their employees have voting or investment discretion, or both, and (ii) certain investment entities of which the Goldman Sachs Reporting Units acts as the general partner, managing general partner or other manager, to the extent interests in such entities are held by persons other than the Goldman Sachs Reporting Units.

None of the Reporting Persons or, to the knowledge of any of the Reporting Persons, any of the persons listed on Schedules I, II-A or II-B hereto may be deemed to beneficially own any shares of Common Stock other than as set forth herein.

(b) Each Reporting Person shares the power to vote or direct the vote and to dispose or direct the disposition of shares of Common Stock beneficially owned by such Reporting Person as indicated in this Schedule 13D.

(c) Except as described above, no transactions in the Common Stock were effected by the Reporting Persons or, to the knowledge of any of the Reporting Persons, any of the persons listed on Schedules I, II-A or II-B hereto, during the period from May 16, 2018 through June 14, 2018.

(d) Except for clients of Goldman Sachs or another investment advisor subsidiary of GS Group who may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock, if any, held in Managed Accounts, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by the Reporting Persons.

(e) Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 4 of this Amendment No. 8 is incorporated by reference in its entirety in this Item 6.
ITEM 7. Material to Be Filed as Exhibits.
EXHIBIT	DESCRIPTION

1	Underwriting Agreement, dated June 14, 2018, by and among the Issuer, GS Direct as selling stockholder, and Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC as underwriters.
________________________
[1]
Neither the present filing nor anything contained herein shall be construed as an admission that any Reporting Person constitutes a “person” for any purpose other than for compliance with Section 13(d) of the Securities Exchange Act of 1934, as amended.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

 Date: June 15, 2018
THE GOLDMAN SACHS GROUP, INC.

By:	/s/ Yvette Kosic
	Name:	Yvette Kosic
	Title:	Attorney-in-fact

GOLDMAN SACHS & CO. LLC

By:	/s/ Yvette Kosic
	Name:	Yvette Kosic
	Title:	Attorney-in-fact

GS DIRECT, L.L.C.

By:	/s/ Yvette Kosic
	Name:	Yvette Kosic
	Title:	Attorney-in-fact